Mail Stop 3561

									August 25, 2005



Via US Mail and Facsimile

Mr. James D. Brown
Chief Financial Officer
NutriSystem, Inc.
200 Welsh Road
Horsham, PA  19044

		Re:	NutriSystem, Inc.
			Form 10-K for the Fiscal Year Ended December 31,
2004
			Forms 10-Q for the Fiscal Quarters Ended March 31,
2005 and
			June 30, 2005
			File No. 000-28551

Dear Mr.Brown:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended December 31, 2004

Controls and Procedures, page 23
1. We note your disclosure that there have been no significant changes in the Company`s internal controls or in other factors since the date of your evaluation. Please refer to Item 308(c) of Regulation S-K and revise your disclosure in future filings to indicate whether there were any changes in your internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Further, please refer to Item 307 of Regulation S-K which indicates the evaluation date for disclosure controls should be "as of the end of the period" covered by the quarterly or annual report. See also Release No. 33-
8238.

Financial Statements, page 26

2. Summary of Significant Accounting Policies, page 32
2. Please tell us and disclose in future filings your method of accounting for vendor rebates including how you characterize the rebate and whether you use the milestone or accrual method where you must meet volume thresholds.

Revenue Recognition, page 33
3. We note revenues for food sales are recognized when the related products are shipped to the end-consumer or to Case Distributors. Please expand your disclosure to clarify when revenue is recognized for sales through independent commissioned representatives
including
your Slim and Tone franchisees.   To the extent you recognize
revenues upon shipment please tell us and disclose rights of return, any conditions of acceptance, and whether stated shipping terms are
FOB shipping point or FOB destination. In this regard, please clarify for us your basis for recognizing revenue at the time of shipment. Reference is made to SAB Topic 13. Show us what your disclosure will look like revised.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief

??

??

??

??

Mr. James D. Brown
NutriSystem, Inc.
August 25, 2005
Page 1